UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                 AutoInfo, Inc.
        -----------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
       ------------------------------------------------------------------
                         (Title of Class of Securities)

                                    052777109
       ------------------------------------------------------------------
                                 (CUSIP Number)

                             Michael J. Weiner, Esq.
                 C/o Meltzer, Lippe, Goldstein & Schlissel, LLP
                                190 Willis Avenue
                                Mineola, NY 11501
                                 (516) 747-0300
       -----------------------------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                  June 1, 2001
       -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 052777109              SCHEDULE 13D/A                Page 2 of 5 Pages
-------------------                                            -----------------


1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Harry M. Wachtel
------- ------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                    (a) [ ]
                                                    (b) [ ]
------- -----------------------------------------------------------------------

3       SEC USE ONLY

------- -----------------------------------------------------------------------

4       SOURCE OF FUNDS*
         Not Applicable
------- -----------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO [ ] ITEMS 2(D) OR 2(E)

------- -----------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
------- -----------------------------------------------------------------------

   NUMBER OF    7       SOLE VOTING POWER
    SHARES              9,770,000(1)(2)
                ------- --------------------------------------------------------

 BENEFICIALLY   8       SHARED VOTING POWER
   OWNED BY             0
                ------- --------------------------------------------------------

     EACH       9      SOLE DISPOSITIVE POWER
   REPORTING           8,020,000(1)
                ------ ---------------------------------------------------------

    PERSON      10     SHARED DISPOSITIVE POWER
     WITH              0
--------------- ------ ---------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        9,770,000(1)(2)
------- -----------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [ ]

------- -----------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        34.8% (See Item 5)
------- -----------------------------------------------------------------------

14      TYPE OF REPORTING PERSON*
        IN
------- -----------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 800,000 shares of Common Stock issuable upon conversion of a convertible debenture.

(2) Includes 1,750,000 shares of Common Stock over which Mr. Wachtel has sole voting power, but no dispositive power. Mr. Wachtel disclaims beneficial ownership of such shares.

     This Amendment No. 2 to the Schedule 13D previously filed on December 18, 2000 by Harry M. Wachtel (the "Reporting Person")relates to the changes in the Reporting Person's beneficial ownership of Common Stock of AutoInfo, Inc., a Delaware corporation (the "Company"), resulting from the disposition of shares of Common Stock of the Company. Except as expressly stated herein, there have been no other material changes in the information set forth in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) The aggregate number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person is 9,770,000, which includes
(i) 7,220,000 shares of Common Stock for which the Reporting Person has sole voting and dispositive power, (ii) 800,000 shares of Common Stock issuable upon conversion of a convertible debenture issued to the Reporting Person by the Company, for which the Reporting Person has sole voting and dispositive power and (iii) 1,750,000 shares of Common Stock for which the Reporting Person has sole voting power. The 9,770,000 shares represent approximately 34.8% of the outstanding shares of Common Stock of the Company. The 8,020,000 shares of Common Stock for which the Reporting Person has sole voting and dispositive power represent approximately 28.5% of the outstanding shares of Common Stock of the Company. The aggregate percentages of outstanding shares of Common Stock beneficially owned by the Reporting Person are based upon the aggregate of 28,097,923 outstanding shares of Common Stock of the Company consisting of (x) approximately 27,297,923 shares of Common Stock issued and outstanding as of November 9, 2001, as reported in the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2001 and (y) the issuance of 800,000 shares of Common Stock upon conversion of the outstanding principal amount of the debenture.

         (b) The Reporting Person has sole voting and dispositive power with respect to 8,020,000 shares of Common Stock of the Company. The Reporting Person has sole power to vote or to direct the vote of 1,000,000 shares of Common Stock as a result of an irrevocable proxy granted to him by Mark Weiss, a director of the Company ("Weiss"). The Reporting Person has sole power to vote or to direct the vote of 750,000 shares of Common Stock as a result of an irrevocable proxy granted to him by William Wunderlich, the Chief Financial Officer of the Company ("Wunderlich"). The irrevocable proxies were granted to the Reporting Person, as of June 1, 2001, in connection with the consummation of the sale of shares of Common Stock to such persons. The Reporting Person does not have or share dispositive power with respect to the shares of Common Stock transferred to Weiss or Wunderlich. Under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Exchange Act, the Reporting Person may be deemed to be the beneficial owner of the 1,750,000 shares transferred to Weiss and Wunderlich because the Reporting Person has been granted the sole voting power with respect to such shares. The Reporting Person disclaims beneficial ownership of the 1,750,000 shares of Common Stock transferred to Weiss and Wunderlich.

         (c) The Reporting Person has effected the following transactions with respect to the Common Stock since the filing of the original Schedule 13D, which resulted in changes to the Reporting Person's beneficial ownership in the Common Stock of the Company.

                       Type of          Number of shares
Date                  Transaction       of Common Stock       Price

June 1, 2001               Sale             1,000,000         $0.03
June 1, 2001               Sale               750,000         $0.03
December 31, 2001          Gift*              520,000          Gift
January 15, 2002           Gift*              510,000          Gift

      * Transfers made jointly by the Reporting Person and his spouse.

            (d)   Not applicable.

            (e)   Not applicable.


Item 6.  Contracts, Arrangements, Understandings, Relationships
         With Respect to Securities of the Issuer.
         ------------------------------------------------------

         In connection with the transfers of 1,750,000 shares of Common Stock as of June 1, 2001, the Reporting Person was granted an irrevocable proxy by each of Weiss and Wunderlich. Each irrevocable proxy is coupled with an interest and gives the Reporting Person the sole power to exercise all voting rights of the stockholders with respect to such shares (including, without limitation, the power to execute and deliver written consents), at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting or otherwise act with respect to such shares as fully, to the same extent and with the same effect as the stockholders might or could do under any applicable laws or regulations governing the rights and powers of stockholders of a Delaware corporation until December 31, 2006.

         Except as otherwise noted, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits.
            --------------------------------

Exhibit No.   Description of Exhibit

     1        Irrevocable Proxy granted to Harry M. Wachtel by Mark Weiss.

     2        Irrevocable  Proxy  granted  to Harry M.  Wachtel  by  William
              Wunderlich.


                                  Signature

         After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 25, 2002
                                                /s/ Harry M. Wachtel
                                        -------------------------------------
                                                  Harry M. Wachtel

                                                                       Exhibit 1

                              IRREVOCABLE PROXY

                               TO VOTE STOCK OF

                                AUTOINFO, INC.

         The undersigned stockholder of AutoInfo, Inc., a Delaware corporation ("Company"), hereby irrevocably appoints Harry M. Wachtel ("Wachtel") or any other designee of Wachtel, as the sole and exclusive attorney and proxy of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting rights (to the full extent that the undersigned is entitled to do so) with respect to the issued and outstanding shares of capital stock of the Company that set forth below that are owned of record by the undersigned (collectively, the "Shares"), in accordance with the terms of this Irrevocable Proxy. The Shares subject to this Irrevocable Proxy beneficially owned by the undersigned stockholder of the Company as of the date hereof are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to the voting of any Shares on the matters referred to in the third full paragraph of this Irrevocable Proxy are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to such matters until after the Expiration Date (as defined below).

         This Irrevocable Proxy is irrevocable, is coupled with an interest, and is granted in consideration of the transfer of the Shares to the undersigned by Wachtel. As used herein, the term "Expiration Date" shall mean December 31, 2006.

         The attorney and proxy named above is hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents), at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting or otherwise act with respect to the Shares as fully, to the same extent and with the same effect as the undersigned might or could do under any applicable laws or regulations governing the rights and powers of shareholders of a Delaware corporation. All authority herein conferred shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

                 [Signature Page To Irrevocable Proxy Follows]

         This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable.

Dated: June 1, 2001

                                          -----------------------------
                                          Mark Weiss


                                          Shares of Company Common Stock
                                          Beneficially Owned that are subject to
                                          this Irrevocable Proxy: 1,000,000


STATE OF FLORIDA      )
                      ) ss:
COUNTY OF PALM BEACH  )


         The foregoing instrument was acknowledged before me this _____ day of __________, 200__ by Mark Weiss in his individual capacity. He is personally known to me or has produced ____________________________________ as identification.


                                    ----------------------------------------
                                    Notary Public, State of Florida at Large
                                    My Commission Expires:


                    [SIGNATURE PAGE TO IRREVOCABLE PROXY]

                                                                       Exhibit 2

                              IRREVOCABLE PROXY

                               TO VOTE STOCK OF

                                AUTOINFO, INC.

         The undersigned stockholder of AutoInfo, Inc., a Delaware corporation ("Company"), hereby irrevocably appoints Harry M. Wachtel ("Wachtel") or any other designee of Wachtel, as the sole and exclusive attorney and proxy of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting rights (to the full extent that the undersigned is entitled to do so) with respect to the issued and outstanding shares of capital stock of the Company that set forth below that are owned of record by the undersigned (collectively, the "Shares"), in accordance with the terms of this Irrevocable Proxy. The Shares subject to this Irrevocable Proxy beneficially owned by the undersigned stockholder of the Company as of the date hereof are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to the voting of any Shares on the matters referred to in the third full paragraph of this Irrevocable Proxy are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to such matters until after the Expiration Date (as defined below).

         This Irrevocable Proxy is irrevocable, is coupled with an interest, and is granted in consideration of the transfer of the Shares to the undersigned by Wachtel. As used herein, the term "Expiration Date" shall mean December 31, 2006.

         The attorney and proxy named above is hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents), at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting or otherwise act with respect to the Shares as fully, to the same extent and with the same effect as the undersigned might or could do under any applicable laws or regulations governing the rights and powers of shareholders of a Delaware corporation.

         All authority herein conferred shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. [Signature Page To Irrevocable Proxy Follows]

                 [SIGNATURE PAGE TO IRREVOCABLE PROXY FOLLOWS]

         This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable.

Dated: June 1, 2001

                                          -----------------------------
                                          William Wunderlich


                                          Shares of Company Common Stock
                                          Beneficially Owned that are subject to
                                          this Irrevocable Proxy: 750,000


STATE OF FLORIDA     )
                     ) ss:
COUNTY OF PALM BEACH )


      The foregoing instrument was acknowledged before me this _____ day of __________, 200__ by William Wunderlich in his individual capacity. He is personally known to me or has produced ____________________________________ as identification.


                                    ----------------------------------------
                                    Notary Public, State of Florida at Large
                                    My Commission Expires:


                    [SIGNATURE PAGE TO IRREVOCABLE PROXY]